# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Central Bancompany, Inc., CIK 0002065601
CUSIP: 152413100
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 238 Madison Street, Jefferson City, Missouri (MO), 65101
Date of event which requires filing of this statement: 11/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001113526

## Reporting persons
- The Central Trust Bank: type of reporting person: bank (BK); citizenship or place of organization: Missouri (MO); sole voting power 3,095,200; shared voting power 0; sole dispositive power 3,095,200; shared dispositive power 43,891,045; aggregate amount beneficially owned 46,986,245 (19.49% of the class)
- Central Bancompany, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Missouri (MO); sole voting power 3,095,200; shared voting power 0; sole dispositive power 3,095,200; shared dispositive power 43,891,045; aggregate amount beneficially owned 46,986,245 (19.49% of the class)

## Item 1. Issuer
Name of issuer: Central Bancompany, Inc.
Address of issuer's principal executive offices: 238 Madison Street Jefferson City, MO, 65101

## Item 2. Person Filing
Name of person filing:
This constitutes a late filing due to inadvertent administrative error.

Central Bancompany, Inc.

The Central Trust Bank
Address of principal business office or, if none, residence:
Central Bancompany, Inc.: 238 Madison Street, Jefferson City, MO 65101

The Central Trust Bank: 238 Madison Street, Jefferson City, MO 65101
Citizenship:
Central Bancompany, Inc. is incorporated under the laws of the State of Missouri.

The Central Trust Bank is a Missouri-chartered trust company with banking powers.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Central Bancompany, Inc.: 46,986,245 shares

The Central Trust Bank: 46,986,245 shares

All securities reported on this Schedule 13G are held by or for the benefit of accounts under advice of Central Trust Company in a fiduciary capacity in its ordinary course business and for which Central Trust Company may be deemed to have voting or investment power. They consist of (a) 39,637,400 shares held indirectly through the voting trust established by the Amended and Restated Voting Trust Agreement, dated March 5, 2025, by and among Central Bancompany, Inc., the shareholders parties thereto, and Sam Bryan Cook, Robert M. Robuck and Robert R. Hermann, Jr. as trustees, for the benefit of accounts under the advice of Central Trust Company for which Central Trust Company may be deemed to have shared investment power, (b) 4,253,645 shares held by accounts for which Central Trust Company may be deemed to have shared investment power and (c) 3,095,200 shares held by accounts for which Central Trust Company may be deemed to have sole voting and investment power.

Central Trust Company is a division of The Central Trust Bank and provides trust, wealth management and other fiduciary services, and The Central Trust Bank is a wholly owned bank subsidiary of Central Bancompany, Inc. Neither reporting person has any pecuniary interest in the shares held by or for the benefit of the foregoing accounts under the advice of Central Trust Company and each reporting person disclaims beneficial ownership of such shares.
Percent of class:
Central Bancompany, Inc.: 19.49%

The Central Trust Bank: 19.49%
Sole power to vote or to direct the vote:
Central Bancompany, Inc.: 3,095,200 shares

The Central Trust Bank: 3,095,200 shares
Shared power to vote or to direct the vote:
Central Bancompany, Inc.: 0 share

The Central Trust Bank: 0 share
Sole power to dispose or to direct the disposition:
Central Bancompany, Inc.: 3,095,200 shares

The Central Trust Bank: 3,095,200 shares
Shared power to dispose or to direct the disposition:
Central Bancompany, Inc.: 43,891,045 shares

The Central Trust Bank: 43,891,045 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Item 4(a) of this Schedule 13G is incorporated by reference.

All securities reported on this Schedule 13G are held by or for the benefit of accounts under advice of Central Trust Company in a fiduciary capacity in its ordinary course business and for which Central Trust Company may be deemed to have voting or investment power. Each such account has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No individual account holds or is a beneficiary of more than 5% of the total issued and outstanding shares of Class A Common Stock of Central Bancompany, Inc.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit B filed herewith.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement, dated December 12, 2025
Exhibit B - Identification and Classification of Subsidiary

## Signatures
- The Central Trust Bank: /s/ Jeremy W. Colbert, Jeremy W. Colbert, Executive Vice President, General Counsel and Corporate Secretary (12/12/2025)
- Central Bancompany, Inc.: /s/ Jeremy W. Colbert, Jeremy W. Colbert, Executive Vice President, General Counsel and Corporate Secretary (12/12/2025)